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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-CEN [_] Form N-CSR

For Period Ended: December 31, 2019
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Medtainer, Inc.
Full Name of Registrant

Acology, Inc.
Former Name if Applicable

1620 Commerce Street
Address of Principal Executive Office (Street and Number)

Corona, CA 92880
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 30, 2020, pursuant to Securities Exchange Act Release No. 34-88465, dated March 25, 2020 (the “Order”), the Registrant filed a Current Report on Form 8-K with the Commission stating that its “operations and business have experienced disruption due to these conditions and in particular, the state of emergency that has been declared in the State of California and the related executive order by California’s governor mandating that all individuals living in the state, with certain exceptions that are not applicable to the Company’s employees, stay at home or at their places of residence. These disruptions include limited access to the Company’s facilities, support staff, and professional advisors, and, as a result, management is unable timely to prepare and file [its Annual Report on Form 10-K]” and that it would file the Annual Report as quickly as practicable, but not later than May 14, 2020 (the “Extended Filing Date”).

These disruptions have continued, and, as a result, the Registrant is unable to file its Annual Report by the Extended Filing Date.

On March 31, 2020, the Commission’s Corporate Finance Division updated its Compliance and Disclosure Interpretations (the “C&DIs”) comprising the interpretations by of the rules promulgated under the registration and reporting provisions of Sections 12, 13 and 15 of the Exchange Act. In its answer to Question 135.13 of the C&DIs, the Division stated that a report to be filed by a registrant that relied on the Order for a report will be considered to have a due date 45 days after its original filing deadline and that as such, the registrant would be permitted to subsequently rely on Rule 12b-25 if it is unable to file the report on or before the extended due date.

This Notice of Late Filing is filed in reliance upon the Division’s response to Question 135.13.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Curtis Fairbrother	661	550-0978
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s Consolidated Statement of Operations for the year ended December 31, 2019, is expected to show loss from operations and net loss for the year ended December 31, 2019, that are respectively approximately $249,000 and $134,000 greater than for the year ended December 31, 2018.

 Medtainer, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	05/14/20	By: /s/	Curtis Fairbrother
		Name:	Curtis Fairbrother
		Title:	Chairman of the Board; CEO; Principal Executive Officer; Principal Accounting Officer;Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).